CERTIFICATE OF QUALIFIED PERSON

Greg K. Kulla, P. Geo.

Vice President of Exploration,

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Greg Kulla, P. Geo., am employed as Vice President of Exploration with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report titled "Santa Elena Silver/Gold Mine, Sonora, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from the University of British Columbia, Vancouver, British Columbia, Canada, with a Bachelor of Science in Geology in 1988.

I am a member of the Engineers and Geoscientists British Columbia; Professional Geologist (P. Geo. #23492).

I have practiced my profession continuously since 1988 and have been involved in many early and advanced stage base and precious metal exploration programs in Canada, United States, Mexico, South America, Australia, and Asia. Before joining First Majestic I was a Principal Geologist with Wood and AMEC Foster Wheeler during which time I was the qualified person for geology, data quality control and mineral resource estimation for several client NI 43-101 Technical Reports.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Santa Elena Silver/Gold Mine on several occasions in 2019. My most recent site inspection was 31 January 2020 to 03 February 2020.

I am responsible for Section 1.3 to 1.6, 1.16.1, 6 to 10, 25.2, 25.3 and 26.1.1 of the Technical Report.

I am not independent of FMS as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Elena Silver/Gold Mine in my role as Vice President of Exploration since June 2018.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

"Signed and sealed"

Greg K. Kulla, P. Geo.

Dated: March 17, 2021